

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 28, 2005

Farokh S. Hakimi
Chief Financial Officer
Inco Limited
145 King Street West, Suite 1500
Toronto, Ontario, Canada M5H 4B7

> **Re:** **Inco Limited**
> **Form 10-K for Fiscal Year Ended December 31, 2004**
> **Filed March 15, 2005**
> **Form 10-Q for Fiscal Quarters Ended March 31, 2005, June 30, 2005,**
> **and September 30, 2005**
> **Filed April 29, 2005, August 9, 2005 and October 31, 2005**
> **File No. 1-1143**

Dear Mr. Farokh S. Hakimi:

We have reviewed your filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Financial Statements

Note 15 Convertible Debt, page 156

1.   We note the LYON Notes, Convertible Debentures, and Subordinated Convertible
        Debentures appear to have variable conversion terms. Please explain to us how
        you considered the application of paragraph 12 of SFAS 133 and EITF 00-19 in
        determining how to account for the embedded conversion option for each of these
        instruments under U.S. GAAP. Demonstrate for each of these debt instruments
        whether the conversion feature qualifies as conventional convertible and how you
        determined that the value of the conversion option did not need to be bifurcated
        and presented separately from the host contract for U.S. GAAP purposes.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

Farokh S. Hakimi
Chief Financial Officer
December 28, 2005
page 3

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

     You may contact Jonathan Duersch at (202) 551-3719 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

                                        Sincerely,

                                        Jill S. Davis
                                        Branch Chief